

Mail Stop 3561

May 24, 2016

Zev Turetsky
Chief Executive Officer
Zev Ventures, Inc.
500C Grand St.
Apartment 3G
New York NY, 10002

> **Re: Zev Ventures, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed May 13, 2016**
> **File No. 333-205271**

Dear Mr. Turetsky:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 18, 2016 letter.

Dilution, page 10

1. We note your revised dilution table. Please tell us how you determined the net tangible book value per share at March 31, 2016 of $0.0023. In this regard, it appears you have negative net tangible book value of $(23,398) as of March 31, 2016 and negative net tangible book value per share of $(.0078) based upon the amounts presented on the face of your balance sheet. Please advise or revise.

Financial Statements

Report of the Independent Registered Public Accounting Firm, page 25

2. We note your revised audit report in response to our prior comment 9; however, the balance sheet date referred to in your auditor's report for fiscal 2014 should be as of December 31, 2014 rather than for the "period from inception (December 22, 2014) through December 31, 2014" as the balance sheet represents a point in time. In your next amendment, please include a corrected auditor's report which refers to the appropriate dates and periods per your financial statement.

3. Your response to our prior comment 10 indicates that you had your auditor revise the consent in Exhibit 23.1; however, it does not appear Exhibit 23.1 was included with your amendment. Please revise to include an updated consent which covers all periods presented in the financial statements.

Report of the Independent Registered Public Accounting Firm, page 36

4. Please revise the date referenced within your review report with respect to the audit report as of and for the three month period ended March 31, 2016. In this regard, we note the actual audit report for the year ended December 31, 2015 is dated May 13, 2016 rather than February 15, 2016 as referred to in the review report. Please correct this inconsistency.

You may contact Heather Clark at (202) 551-3624 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: William Eilers
        Eilers Law Group, P.A.